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SECURITIES A
Wa:

08029475

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/26/07_____ AND ENDING _____12/31/07_____
MM/DD/YY .... MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRC Securities, L.P.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____1700 Pacific Avenue, Suite 4425_____
(No. and Street)

Dallas _____ Texas _____ 75201
(City) .... (State) .... (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Strebel _____ (832) 274-7278
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – if individual, state last, first, middle name)

2300 Honey Locust Drive _____ **Irving** _____ **Texas** _____ **75063**
(Address) .... (City) .... (State) .... (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Douglas W. Strebel</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>**BRC Securities, L.P.**</u>, as of <u>December 31</u>, 20 <u>07</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>NONE</u>

_____ Signature

_____Notary Public_____

<u>CFO</u>
Title

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRC SECURITIES, L.P.

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
BRC Securities, L.P.

We have audited the accompanying statement of financial condition of BRC Securities, L.P. as of December 31, 2007, and the related statements of income, partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BRC Securities, L.P. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 26, 2008

1

2300 Honey Locust Drive   Irving, TX 75063   (214) 358-5150   Fax (214) 358-0222

BRC SECURITIES, L.P.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 117,403
Prepaid expenses	1,217
TOTAL ASSETS	$ 118,620

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	$ -
Partners' Capital	118,620
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 118,620

BRC SECURITIES, L.P.
Statement of Income
Year Ended December 31, 2007

Revenue

Interest income	$	1,985

Expenses

Regulatory fees	$	8,078
Professional fees		16,396
Services fees to General Partner		66,000
Other expenses		1,052
TOTAL EXPENSES	$	91,526
Net loss before other income		(89,541)
Other income		35,000
NET LOSS	$	(54,541)

See notes to financial statements.   3

BRC SECURITIES, L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2007

	General Partner	Limited Partners	Total
Balances at December 31, 2006	$ 1,608	$ 159,240	$ 160,849
Partners' capital contributed	123	12,189	12,312
Net loss	(545)	(53,996)	(54,541)
Balances at December 31, 2007	$ 1,186	$ 117,434	$ 118,620

BRC SECURITIES, L.P.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:

Net loss	$ (54,541)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Change in assets and liabilities	
Increase in prepaid expenses	(1,159)
Net cash used in operating activities	$ (55,700)

Cash flows from financing activities:

Partners' capital contributed	$ 12,312
Net decrease in cash	(43,388)
Cash at beginning of year	160,791
CASH AT END OF YEAR	$ 117,403

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.   5

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

BRC Securities, L.P. (Partnership), a Texas limited partnership, was formed on August 18, 2005. The Partnership's registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective January 26, 2007. The Partnership is a member of the Financial Industry Regulatory Authority (FINRA).

The general partner of the Partnership is Black River Capital, LLC. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership's securities business consists of serving as an energy-focused consulting and investment banking firm that provides consulting, investment banking, financial advisory and other services to clients, makes investments for its own account and the account of others, and serves as general partner of one or more limited partnerships which engage in such or related businesses.

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consulting and Advisory Revenue

The Partnership will recognize revenue on consulting and advisory work when earned under the respective agreements

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

<u>Income Taxes</u>

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

Note 2 - <u>**Net Capital Requirements**</u>

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Partnership had net capital and net capital requirements of $117,403 and $5,000, respectively. The Partnership's net capital ratio was zero to 1.

Note 3 - <u>**Related Party Transactions**</u>

The Partnership is under the control of the General Partner and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Under a Services Agreement (Agreement) effective January 1, 2006, the General Partner provides the Partnership with personal property, staff, office space, professional advice and services, and incurs general and administrative expenses for the benefit of the Partnership. Monthly fees for such services are currently $6,000. The total fees incurred under this agreement during 2007 totaled $66,000. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 4 - <u>**Concentration of Credit Risk**</u>

Cash held at December 31, 2007 exceeded the federally insured limit by $17,403; however, this at risk amount is subject to significant fluctuations on a daily basis.

Schedule I

BRC SECURITIES, L.P.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 and
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
December 31, 2007

Total partners' capital qualified for net capital	$ 118,620
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	(1,217)
Total deductions and/or charges	(1,217)
Net Capital	$ 117,403
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 112,403
Ratio of aggregate indebtedness to net capital	0.00%

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2007 by BRC Securities, L.P.
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Partners
BRC Securities, L.P.

In planning and performing our audit of the financial statements of BRC Securities, L.P. (the Partnership), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Partnership's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Partnership's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 26, 2008

